Memo

TO:	Samantha A. Brutlag Senior Counsel U. S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	June 21, 2024
SUBJECT:	Response to comments to the registration statement filed on Form N-2 on April 30, 2024 (the “Registration Statement”) for Jackson Real Assets Fund (the “Registrant”) File Nos: 333-276061 and 811-23920

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments that the Registrant received via telephone on June 14, 2024 to the Registration Statement. Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

Prospectus

1.
On page 2, please consider whether the following sentence should be revised to make it clear that the Fund treats a Subsidiary’s debts as debts of its own for purpose of Section 18: “The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with certain provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17).”

RESPONSE: The Registrant has revised the disclosure as follows (underlined text has been added):

“The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with certain provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure (including a Subsidiary’s issuance of debt, if any) and leverage (Section 18) and affiliated transactions and custody (Section 17).”

2.
On page 2, please disclose that the Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

RESPONSE: The Registrant has added the following disclosure:

“Other than a Subsidiary, the Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets.”
3.	On page 33, under “Control Persons,” please provide the updated information if it is different than the previous filing. If different, please also provide this information supplementally.

RESPONSE: The Registrant has updated the disclosure as follows:

Control Persons. A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of June 3, 2024,the following persons beneficially owned 5% or more of the shares of the Fund:

Name and Address	Percentage of Shares Owned
JNL Conservative Allocation Fund 1 Corporate Way Lansing, Michigan 48951	5.97%
JNL Moderate Allocation Fund 1 Corporate Way Lansing, Michigan 48951	14.22%
JNL Moderate Growth Allocation Fund 1 Corporate Way Lansing, Michigan 48951	38.73%
JNL Growth Allocation Fund 1 Corporate Way Lansing, Michigan 48951	30.98%
JNL Aggressive Growth Allocation Fund 1 Corporate Way Lansing, Michigan 48951	10.03%

Statement of Additional Information

1.
On page 62, under “Control Persons and Principal Shareholders,” please provide the updated information if it is different than the previous filing. If different, please also provide this information supplementally.

RESPONSE: The Registrant has updated the disclosure as follows:

As of June 3, 2024, the following persons beneficially owned 5% or more of the shares of the Fund:

Name and Address	Percentage of Shares Owned
JNL Conservative Allocation Fund 1 Corporate Way Lansing, Michigan 48951	5.97%
JNL Moderate Allocation Fund 1 Corporate Way Lansing, Michigan 48951	14.22%
JNL Moderate Growth Allocation Fund 1 Corporate Way Lansing, Michigan 48951	38.73%
JNL Growth Allocation Fund 1 Corporate Way Lansing, Michigan 48951	30.98%
JNL Aggressive Growth Allocation Fund 1 Corporate Way Lansing, Michigan 48951	10.03%

The Registrant confirms that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission Staff.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File